Mail Stop 3561

September 11, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Khurram R. Qureshi
Chief Financial Officer
151 Bloor Street West, #703
Toronto, Ontario, Canada M5S 1S4

> **Re:** **Lingo Media, Inc.**
> **Form 20-F for the year ended December 31, 2006 and 2007**
> **Filed June 29, 2007 and July 16, 2008**
> **File No. 333-98397**

Dear Mr. Qureshi:

We have reviewed your response letter dated September 4, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your Form 20-F for the year ended December 31, 2007 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 20-F for the year ended December 31, 2007</u>

<u>General</u>

1. Please add an explanatory note to the beginning of the amended Form 20-F to discuss the nature of the changes that have been made to the amended filing.

Item 5. Operating and Financial Review and Prospects, page 32
– Operating Results

2. We note from your disclosure on page 6 and 22 that you have three reportable segments: Online English Language Learning; English Language Learning Publishing; and Early Childhood Development. However, your disclosure in Note 18 to the financial statements discloses only two reportable segments. Please tell us how many reportable segments you had for the year ended December 31, 2007. If you had three reportable segments, please revise your results of operations section and Note 18 to the financial statements to disclose and analyze results of operations for each of these reportable operating segments. For example, for each period for which an income statement is presented, please discuss and analyze revenue and cost of sales, as well as general and administrative expenses separately for each segment.

- Three Months Ended March 31, 2008 vs. Three Months Ended March 31, 2007

3. We note your disclosure that based on the government audit they determined that $139,420 of eligible expenditures should be adjusted and reclassified. Please tell us whether the proposed audit adjustment is to reclassify these expenditures within the income statement or whether the adjustment could affect the amount of reported net income (loss). Also, please revise future filings to discuss the nature and amount of this contingency in the notes to the financial statements.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 79

4. We note from your response to our prior comment 2 that you have included the requested disclosure in the Item 11 of the Form 20-F for the year ended December 31, 2007. However, that discussion does not appear to have been revised to as requested. As previously requested, please revise your disclosure in your Form 20-F for the year ended December 31, 2007 so that it discusses foreign currency risk using one of the three disclosure alternatives set forth in Item 11 of Form 20-F.

Independent Auditor's Report

5. We note that you have provided an audit report for the year ended December 31, 2007. In light of the fact that financial statements for the years ended December 31, 2006 and 2005 are also included in the Form 20-F, as required, please revise to include an audit report which covers the years ended December 31, 2006 and 2005. See Item 8.A.3 of Form 20-F.

Audited Financial Statements

Consolidated Statements of Cash Flows

6. We note from your response to our prior comment 4 that development costs related to established business are capitalized under US GAAP. Please provide us detail of the nature of costs that are capitalized for established businesses under US GAAP, as we are still unclear as to the types of costs being capitalized. Also, please tell us the authoritative accounting literature you are following for your accounting for these development costs under US GAAP.   If the amounts relate to software products that will be sold, for which technological feasibility has been established, we would expect these costs would be capitalized in inventory and would be considered an operating cash flow activity rather than an investing activity. Please advise. Finally, please tell us why the US GAAP reconciliation in Note 19 includes an adjustment to add back the amortization of development costs, but does not appear to include an adjustment to expense the appropriate development costs under US GAAP. We note from the statement of cash flows that there are development costs being incurred during the last several years and we would expect there to be an adjustment in the US GAAP reconciliation for the portion of these costs that is expensed under US GAAP. Please advise or revise accordingly.

7. We note from your response to our prior comment 5 that this item was included to adjust the opening balance on the cash flow statement due to the acquisition of A Plus. However, we still do not understand the nature of this amount. If the amount represents a liability, we would assume the amount would be recorded in accounts payable in the purchase price allocation and would be reflected on the statement of cash flows in the accounts payable line item within operating activities. Please revise, or alternatively provide us detail of the nature of this amount and the authoritative literature relied upon under Canadian GAAP or IAS 7 for the presentation of this amount.

8. We note from your response to our prior comment 6 that the 150,000 shares issued to vendors as a non-cash transaction valued at $30,000, is included in the 3,675,000 shares issued for $735,000 as disclosed in Note 11 and presented on the statement of cash flows as issuance of capital stock. However, because these shares were not issued for cash, we do not believe it is appropriate to reflect the $30,000 value as part of the cash inflow for stock issued on the statements of cash flows. Rather, the amount should be reflected in the change in accounts payable as an operating activity on the statement of cash flows. Please revise accordingly.

Notes to the Audited Financial Statements

Note 1. Significant Accounting Policies

- (g) Development Costs, page 10

9. We note from your response to our prior comment 7 that software and web development costs in the amount of $452,709 have been included in the US GAAP reconciliation in the Form 20-F for the year ended December 31, 2007 to adjust 2007 net income to expense these amounts under US GAAP. However, these software and web development costs appear to be related to the 2007 acquisition of Speak2Me and do not appear to be related to the development costs incurred in 2006 and 2005 as referred to in the prior comment. Please advise. Please tell us the period when these software and web development costs were capitalized under Canadian GAAP and explain why you believe it is appropriate to expense the amount under US GAAP in 2007, rather than in prior years. Any amounts that were capitalized prior to 2007 that should be expensed for US GAAP purposes, should be reflected as adjustments to the US GAAP reconciliation in the appropriate year. Also, in light of your disclosure that certain development costs are expensed under US GAAP but capitalized under Canadian GAAP, please explain to us why there does not appear to be a an adjustment in the US GAAP reconciliation in 2005, 2006 or 2007 for the certain development costs which should be expensed under US GAAP. Please advise or revise accordingly.

- (h) Software and Web Development Costs

10. We note your disclosure that you capitalize all costs related to the development of the Speak2Me online service. Please explain to us and revise your disclosure in Note 20 to indicate the nature of these costs and to disclose how you account for these software and web development costs under US GAAP. Your response and revised disclosure should include the authoritative literature you follow for US GAAP reconciliation purposes.

<u>Note 8. Acquisitions, page 17</u>

11. We note that you allocated $3,963,212 of the Speak2Me purchase price to software and web development costs. Please explain to us the nature of these costs and tell us why you believe it was appropriate to capitalize these costs as part of the purchase price allocation under SFAS No. 141 under US GAAP. Also, in light of the fact that it appears that you do not plan to amortize these costs, please tell us why you believe it is appropriate under both Canadian and US GAAP for this asset to have an indefinite life. Additionally, please tell us how you evaluated the acquisition for other identifiable intangible assets such as customer related, contract related or marketing based intangibles under US GAAP. See paragraph A14 of SFAS No. 141.

<u>Note 11. Capital Stock, Warrants and Stock Options, page 22</u>

12. We note from your disclosure in Note 11 that in 2007 there was a 1 for 7 share consolidation. Please revise future filings to retroactively reflect this reverse stock split for all stock related disclosures for each period presented, such as in the table at the beginning of Note 11.

<u>- Note 11(iii)</u>

13. We note from your response to our prior comment 12 that you have corrected this discrepancy in the 2007 Form 20-F. However, we note that the amount presented as options exercised in 2006 is still 1,853,891 in the table in Note11(a), but the amounts discussed as options exercised in Note 11(iii) total 2,176,905. Please revise to eliminate the discrepancies.

<u>Note 12. Income Taxes</u>

14. We note that the provision for income taxes for 2007 is affected by the "change in prior year estimates." Please explain to us the nature of these changes in estimates and tell us why you believe it is appropriate to record the change in 2007 rather than in the prior year period that was affected.

<u>Note 19. Commitments, page 31</u>

15. We note from your response to our prior comment 14 that rent is charged on a monthly basis adjusted for operating expenses annually and is expensed as incurred in accordance with SFAS No. 13. However, we do not believe that your

response addresses our previous comment. As previously requested, please tell us and revise your accounting policy disclosures to clarify whether rent expense associated with your building and equipment operating leasing arrangements is recognized on a straight-line basis in accordance with paragraph 15 of SFAS No.13 for purposes of your US GAAP reconciliation. If not, please explain why you believe the treatment used is appropriate under US GAAP.

Note 20. Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 32

16. We note from your response to our prior comment 15 that you will implement a stockholders' equity statement in the future. However, we do not believe that your response appropriately responds to our prior comment. As previously requested, please supplementally prepare and furnish us in your response letter, a U.S. GAAP statement in changes in stockholders' equity. As many registrants elect to include these U.S. GAAP balance prepared statements in the notes to the financial statements, we also encourage you likewise to consider this additional disclosure in future filings.

17. We note from your response to our prior comment 16 that you will include disclosure of basic and diluted EPS calculations in accordance with US GAAP in future filings. Please include this disclosure in an amendment to your Form 20-F for the year ended December 31, 2007.

– (a) Development Costs

18. We note from your response to our prior comment 17 that because these products have an established market and are commercially viable, any further development costs of these products are capitalized for US GAAP. As previously requested, please explain to us the nature of these incremental costs that are capitalized for US GAAP purposes and citing relevant US GAAP accounting literature, tell us why you believe it is appropriate to capitalize these costs. If these costs are related to software that will be sold to an established customer that has reached technological feasibility, please explain to us how you follow the guidance in SFAS 86, and revise your disclosure in future filings to more specifically identify the types of costs capitalized under US GAAP and to indicate the applicable guidance you are following for US GAAP accounting purposes.

- (b) Options to Consultants

19. We note from your response to our prior comment 18 that you will correct the disclosure going forward and that you use the Black Scholes model in calculating the fair value of options issued. However, we do not believe that you have appropriately responded to our previous comment. As previously requested, please tell us and revise the notes to your financial statements to explain how you determined or calculated the amount of the reconciling adjustment to stockholders' equity.

20. We note that in the reconciliation of loss for the year under Canadian GAAP to loss for the year under US GAAP, you have made an adjustment to write off software and web development costs. Please explain to us and revise your disclosure to indicate the nature of these costs and how you account for these costs under US GAAP. Also, please tell us how you determined or calculated the amount of the adjustment.

****

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (416) 927-1222